

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 14, 2009

<u>Via U.S. Mail and Fax</u>
Mr. Rui Lin Wu
Chairman and Chief Executive Officer
Qiao Xing Universal Telephone, Inc.
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong
People's Republic of China 516023

> **RE: Qiao Xing Universal Telephone, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed July 15, 2009**
> **File No. 000-29946**

Dear Mr. Wu:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        /s/Larry Spirgel
                        Assistant Director